UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Love Goodly Inc.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      March 17, 2015

Physical address of issuer
1308 Factory Place #309, Los Angeles, CA 90049

Website of issuer
www.lovegoodly.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
April 27, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$57,661	$69,850
Cash & Cash Equivalents	$42,932	$64,170
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$555,978	$517,800
Revenues/Sales	$328,370	$137,627
Cost of Goods Sold	$122,335	$77,175

Taxes Paid	$(1,417)	$(1,450)
Net Income	$(43,406)	$(250,379)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 20, 2018

Love Goodly Inc.



Up to $750,000 of Crowd Notes

Love Goodly Inc. ("Love Goodly", the "Company," "we," "us", or "our"), is offering up to $750,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 27, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by April 27, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 27, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at http://blog.lovegoodly.com/2018/02/18/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of § 227.202.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/love.goodly/seed

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Love Goodly Inc. is a Delaware C-Corporation, formed on March 17, 2015.

The Company is located at 1308 Factory Place #309, Los Angeles, CA 90049.

The Company's website is www.lovegoodly.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/love.goodly/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$750,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$500
Offering deadline	April 27, 2018
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10, 13, 14, and 16-18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company faces competition from other companies in the crowded beauty and women's lifestyle subscription box space. We face competition with respect to any products that we may seek to develop or commercialize in the future, including but not limited to companies that engage in the cosmetic subscription box business or are within the cosmetics space. Our competitors include major companies worldwide, such as Ipsy and Birchbox, as well as FabFitFun, which have already achieved a much larger scale. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Justine Lassoff and Katie Bogue Miller who are the founders and key employees of the Company. The Company has or intends to enter into employment agreements with Justine Lassoff and Katie Bogue Miller although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Justine Lassoff and Katie Bogue Miller or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that the Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company holds its own inventory for items shipping in its boxes. If the Company does not accurately estimate demand for its boxes, it may either not have enough product to meet demand or may be left with an excess of inventory. If the Company is unable to liquidate the inventory, the Company's expenses may be larger than expected and may prevent the Company from hitting its growth projections. In addition, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. This could result in significant inventory write offs and lower gross margins. If we do not correctly predict client demand and tastes well, we may not effectively manage our inventory and our operating results could be adversely affected.

We must successfully gauge cosmetic trends and changing consumer preferences. Our success is, in large part, dependent upon our ability to identify trends, predict and gauge the tastes of our clients and provide merchandise that satisfies client demand in a timely manner. However, lead times for many of our purchasing decisions may make it difficult for us to respond rapidly to new or changing trends or client acceptance of merchandise chosen by our merchandising buyers. We generally enter into purchase contracts in advance of anticipated sales and frequently before trends are confirmed by client purchases. To the extent we misjudge the market for the merchandise we offer or fail to execute on trends and deliver attractive merchandise to clients, our sales will decline and our operating results will be adversely affected.

Our business depends on a strong brand and we may not be able to maintain our brand and reputation. We believe that maintaining the Love Goodly brand and reputation is critical to driving client engagement and attracting clients and vendors. Building our brand will depend largely on our ability to continue to provide our clients with valued services and high quality merchandise, which we may not do successfully. Client complaints or negative publicity about our merchandise, delivery times, or client support, especially on social media platforms, could harm our reputation and diminish client use of our services, the trust that our clients place in us. Our brand depends in part on effective client support. Failure to manage or train our client support representatives properly or an inability to handle client complaints effectively could negatively affect our brand, reputation and operating results. If we fail to cost-effectively promote and maintain the Love Goodly brand, our business, financial condition and operating results may be adversely affected.

In particular, we currently rely upon influencers to drive user growth. If we lose influencers, are unable to acquire new influencers, or become unable to find other sources of customer acquisition, the Company may not be able to sustain its growth.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our offering and adversely affect our operating results. An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state retailers. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments of sales tax collection obligations on out-of-state retailers could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and operating results.

The Company sees large fluctuations in month-to-month revenue. Because the Company releases a bimonthly subscription box, the Company sees significant dips and rises in revenue and profitability each month. This fluctuation in revenue may present cash flow management issues for the Company. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during lower revenue months. An excess of inventory or unanticipated markdowns could exacerbate this issue.

The Company has not filed a Form D for its prior securities offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Subscription box companies often have a difficult time exiting. Many subscription box companies have been unsuccessful in finding acquirers or other exit avenues because the e-commerce market is a crowded space and businesses with subscription models tend to experience a high level of customer churn. In addition, lackluster customer retention and unpredictable revenue forecasts can further decrease a Company's attractiveness to potential investors or acquirers. These factors may impact the Company's ability creating a liquidity event for investors.

Justine Lassoff and Katie Bogue Miller, the Co-Founders of Love Goodly, currently do not have an employment agreement in place. Employment agreements typically provide protections to the Company in the event of an employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Justine or Katie were to leave Love Goodly, the Company might not have any ability to prevent her direct competition, or have any legal right to intellectual property created during her employment. There is no guarantee, however, that such an agreement will be entered into.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also

adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 86.5% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Love Goodly helps women interested in healthier lifestyles discover nontoxic and cruelty free personal care and wellness products through subscription boxes. Love Goodly carefully selects brands and products, and labels them with the values and attributes, so it's easy for customers to shop by what's important to them. Women can shop their favorites in the Love Goodly e-commerce shop, and every purchase supports a cause.

The two founders started Love Goodly out their desire to help women switch to healthier products and conscious brands. he company doubled in revenue in the last year and recently reached profitability. We have grown to create:
- A robust, growing and loyal user community;
- A trusted subscription box;
- Exclusive partnerships with brands and ongoing celebrity and influencer guest curators.

Business Plan
Love Goodly is an e-commerce platform that makes it easy to discover nontoxic and cruelty-free products for beauty, skincare, wellness, and an eco-friendly lifestyle. Customers can try new brands through carefully curated bi-monthly subscriptions boxes and purchase their favorites at the Love Goodly e-commerce store.
- All products are vetted by the co-founders, who have been in the eco-friendly beauty industry a combined 15 years.
- Each box contains 4-5 full size products with a retail value of over $80. This includes at least three non-toxic beauty, skincare, and personal care products. It may also include a wellness, eco- or style accessory, or healthy snack.
- All products are cruelty free, which means no animal testing, and none have any animal by-products.

In addition, Love Goodly offers alternative subscription options. In late 2017, Love Goodly introduced a VIP subscription option for $47.95, which has grown to 100+ subscribers without any marketing spend. The Company also offers higher priced gift or non-recurring boxes, for 1, 4, or 6 months. In the future, we plan to curate a private label skincare line with a top up-and-coming local brand founded by a celebrity aesthetician.

In the last year, we have doubled in revenue and grown a loyal community of followers. Love Goodly has established its brand as a leading subscription box by partnering with influencers and guest curator celebrities and garnering over 200 million media impressions through reviews, mentions, and un-boxings. Through this growth, the Company has been able to increase its gross margins and many brands now approach us every week to be featured in the box.

Our business model is focused on selling subscription boxes with a growing gross margin and minimizing churn. The box's gross margin has grown over 50% since inception driven by our ability to command deeper discounts from brands and free products, as brands see the box as a marketing expense. The products in our boxes are currently all third-party brands, including some exclusive products that brands create for our box. As the subscription volume grows, we anticipate the gross margin will continue to increase. All brands are carefully vetted to make sure they meet high standards before inclusion. The bimonthly box subscription is priced at $29.95. Current average lifetime value of subscribers is over $180 with an average churn of 8%.

The Company's Products and/or Services

Product / Service	Description	Current Market
Subscription box	Green, non-toxic, and cruelty free beauty and personal care subscription box	Individual consumers, particularly health and cruelty free conscious women

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are women interested in cruelty-free and nontoxic beauty, skincare, and wellness products.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5329246	Online retail store services featuring beauty products, skincare products, wellness-promoting food products, personal accessories, and home accessories and subscription boxes	LOVE GOODLY (Design plus words, letters, and/or numbers)	April 18, 2017	November 7, 2017	US
5329244	Online retail store services featuring beauty products, skincare products, wellness products, healthy snacks, personal care products, personal style accessories, and home accessories and subscription boxes	LOVE GOODLY (Standard character mark)	April 18, 2017	November 7, 2017	US

Litigation
None.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 16.75% of the proceeds, or $16,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.73% of the proceeds, or $65,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Customer Acquisition	50%	50%	50%
Team and Operations	15%	15%	15%
Technology	20%	20%	20%
Inventory	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Justine Lassoff	Co-Founder and CEO (January 2015 – present)	Co-Founder and CEO, Love Goodly (February 2015 – present) Co-Founder and CEO, Tuesdaynights (January 2013 –

		present)
Katie Bogue Miller	Co-Founder and President (January 2015 – present)	Co-Founder and President, Love Goodly (January 2015 – present)
Tyler Benner	Consulting COO (March 2016 – present)	Founder / Owner, Venn Design (June 2015 - present) Founder / Owner, Astra Archery (January 2009 - present)
Ryan Williams	Consulting Technical Lead (February 2018 - present)	Co-Founder and Partner, Wonderment Apps (July 2015 - present) Founder, Rawtography (January 2006 - present)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of Company by holders of securities prior to the Offering	Other material terms
Common stock	4,335,260	Holders of common stock are entitled to one vote per share of common stock held on all matters that come before the shareholders of the Company.	Holders of common stock may vote on all matters that come before shareholders of the Company, and may thus determine the timing of conversion of the Crowd Notes and the terms of the stock into which they convert.	100%	None.
Convertible notes	$470,000	Not Applicable	The convertible notes are convertible into shares of the Company's capital stock upon certain events.	Not Applicable	Converts automatically at a qualified equity financing of $1,000,000; simple interest of 6% per annum; conversion price of the lower of a) 30% discount and b) valuation cap of $6,000,000; optional conversion on change of

					control (into common stock) and maturity (into new preferred stock). The holder of a convertible note has a right of first refusal to purchase up to 10% of any new securities issued in a future equity financing of the Company.

The Company has the following debt outstanding: use credit card for revolving debt to purchase box inventory, ranging from $10,000-$20,000.

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Justine Lassoff and Katie Bogue Miller.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Justine Lassoff	1,875,000 shares of common stock	43.25%
Katie Bogue Miller	1,875,000 shares of common stock	43.25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Love Goodly, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company operates an online retail store that sells beauty products, skincare products, wellness products, healthy snacks, personal care products, personal style accessories, and home accessories.

To date, the Company's operations have been funded primarily by debt, convertible debt, and revenue from sales. In 2015, and 2016, the Company issued a series of convertible notes for the purpose of raising operating capital ("the Notes"). The Notes accrue interest at the rate of 6% per annum. Upon the closing of a qualified financing event, the Notes will be revalued in a fashion that simulates conversion to preferred stock in the Company at a discount of 30% to the then current price per share of such shares of stock. Accrued and unpaid interest payable in connection with the Notes amounted to $63,900, and $36,600, as of December 31, 2017, and 2016, respectively. Future funding to finance its business strategy, operations, and growth is expected to be provided by funding raised in this Combined Offering, and through continued revenue.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an important element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $26,214 in cash on hand as of December 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

In addition to the proceeds from the Combined Offerings and revenue from subscribers, the Company relies on access to a revolving line of credit as a capital resource.

Capital Expenditures and Other Obligations

In 2017, the Company entered into a month- to- month operating lease for space to be used as an office, and for other business purposes. There are no future minimum payments due under the lease.

With respect to inventory, the Company carries inventory at historical cost. Management's experience suggests that losses due to obsolescence or spoilage are likely to be rare. Thus, no amount has been recognized in the statements as an allowance for worthless inventory.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	06/21/2015	506(b) of Regulation D	Convertible Note	$400,000	Operating costs, inventory, and customer acquisition
Seed	08/21/2016	506(b) of Regulation D	Convertible Note	$35,000	Operating costs, inventory, and customer acquisition
Seed	12/01/2016	506(b) of Regulation D	Convertible Note	$35,000	Operating costs, inventory, and customer acquisition

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $100,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered Major Investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Justine Lassoff	
(Signature)	
Justine Lassoff	
(Name)	
CEO	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Justine Lassoff	
(Signature)	
Justine Lassoff	
(Name)	
CEO	
(Title)	
2/19/2018	
(Date)	
/s/Katie Bogue Miller	
(Signature)	
Katie Bogue Miller	
(Name)	
President	
(Title)	
2/19/2018	
(Date)	

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

LOVE GOODLY, INC.

Unaudited Financial Statements For The Years Ending December 31, 2017 & 2016

February 7, 2018



Independent Accountant's Review Report

To Management
Love Goodly, Inc.
Los Angeles, CA

We have reviewed the accompanying balance sheet of Love Goodly, Inc. as of December 31, 2017, and 2016 , and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 7, 2018

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

LOVE GOODLY, INC.
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

_____

	2017	**2016**
ASSETS		
CURRENT ASSETS		
Cash	$ 42,932	$ 64,170
Inventory	14,729	5,681
TOTAL CURRENT ASSETS	57,661	69,850
NON-CURRENT ASSETS		
Fixed Assets	712	1,751
Deposits	300	300
TOTAL NON-CURRENT ASSETS	1,012	2,051
TOTAL ASSETS	58,673	71,902
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	17,495	10,748
Sales Tax Payable	1,423	452
Unearned Revenue	3,160	-
TOTAL CURRENT LIABILITIES	22,078	11,200
NON-CURRENT LIABILITIES		
Convertible Notes	533,900	506,600
TOTAL LIABILITIES	555,978	517,800
SHAREHOLDERS' EQUITY		
Common Stock (1,875,000 shares authorized and issued, no par value)	-	-
Retained Earnings (Deficit)	(497,305)	(445,898)
TOTAL SHAREHOLDERS' EQUITY	(497,305)	(445,898)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 58,673	$ 71,902

LOVE GOODLY, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 328,370	$ 137,627
Cost of Goods Sold	122,335	77,175
Gross Profit	206,035	60,451
Operating Expense		
Selling Expenses	79,151	36,097
Advertising	48,493	101,880
Payroll	35,873	51,150
Rent	30,234	26,820
General & Adminstrative	18,008	20,804
Legal & Professional	7,559	46,296
Depreciation	1,039	1,039
	220,357	284,087
Net Income from Operations	(14,322)	(223,635)
Other Income (Expense)		
Interest Expense	(29,084)	(25,293)
State & Local Taxes	(1,417)	(1,450)
Net Income	$ (43,406)	$ (250,379)

LOVE GOODLY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

		2017		2016
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(43,406)	$	(250,379)
Change in Inventory		(9,048)		10,268
Change in Accounts Payable		6,747		(5,483)
Change in Sales Tax Payable		971		(376)
Change in Unearned Revenue		3,160		(10,546)
Change in Accumulated Depreciation		1,039		1,039
Change in Prepaid Expenses		-		10,241
Net Cash Flows From Operating Activities		(40,537)		(245,235)
Cash Flows From Financing Activities				
Shareholder Contributions (Distributions)		(8,000)		48,350
Change in Convertible Notes		27,300		24,600
Net Cash Flows From Investing Activities		19,300		72,950
Cash at Beginning of Period		64,170		236,455
Net Increase (Decrease) In Cash		(21,237)		(172,285)
Cash at End of Period	$	42,932	$	64,170

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Love Goodly, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company operates an online retail store that sells beauty products, skincare products, wellness products, healthy snacks, personal care products, personal style accessories, and home accessories.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company carries inventory at historical cost. Management's experience suggests that losses due to obsolescence or spoilage are likely to be rare. Thus, no amount has been recognized in the statements as an allowance for worthless inventory.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue from sales includes shipping expenses charged to customers, and is stated net of sales discounts, and customer returns.

Amounts collected from customers for product not yet shipped, or services not yet rendered, is recognized as "Unearned Revenue." As of December 31, 2017, and 2016, unearned revenue was $3,160, and $0, respectively.

In 2017, and 2016, discounts and returns were as follows:

	2017	2016
Returns	$6,257	$ 6,562
Discounts		5,710
Total	$6,257	$12,272

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

As of December 31, 2017, the Company had issued 227,601 of 433,526 options available to be issued under its equity compensation plan. No options were exercised during the years ended December 31, 2017, and 2016.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the years ended December 31, 2017, and 2016. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforward, the Company has elected not to recognize an allowance to account for it in

the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2014, 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service for three years form the original due date, or the date filed, whichever is later.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2014, 2015, 2016, and 2017 will remain subject to review by that State for four years from the original due date, or the date filed, whichever is later.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filing in the State of Delaware for 2014, 2015, 2016, and 2017 will remain subject to review by that State for three years from the original due date, or the date filed, whichever is later.

NOTE C- CONVERTIBLE DEBT

In 2015, and 2016, the Company issued a series of convertible notes for the purpose of raising operating capital ("the Notes"). The Notes accrue interest at the rate of 6% per annum. Upon the closing of a qualified financing event, the Notes will be revalued in a fashion that simulates conversion to preferred stock in the Company at a discount of 30% to the then current price per share of such shares of stock. Accrued and unpaid interest payable in connection with the Notes amounted to $63,900, and $36,600, as of December 31, 2017, and 2016, respectively.

NOTE D- LEASES

In 2017, the Company entered into a month-to-month operating lease for space to be used as an office, and for other business purposes. There are no future minimum payments due under the lease.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 7, 2018, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website



Love Goodly

Green, nontoxic, and cruelty free beauty and personal care subscription box. Edit Profile

$500	$6,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Love Goodly is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Love Goodly without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Revenue Growth 2016 - 2017
100%+

Last Monthly Shipment
2,000+ boxes

> Over 200% growth in gross profit from 2016 to 2017.

> Media Mentions from People, Bustle, and Teen Vogue, among others

> Celebrity curators include Alicia Silverstone and Emily Deschanel.

> Backed by Third Wave Digital, Allen DeBevoise early stage fund.

> Round Size: US $750,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $6,000,000

> Target Minimum Raise Amount: US $100,000

> Offering Type: Side by Side Offering

Named "the Green Sephora" by Forbes, Love Goodly is a fast-growing women's subscription box with a mission to help women switch to healthier, nontoxic, and cruelty free beauty products.

Love Goodly helps women interested in healthier lifestyles discover nontoxic and cruelty free personal care and wellness products through subscription boxes. Love Goodly carefully selects brands and products, and labels them with the values and attributes, so it's easy for customers to shop by what's important to them. Women can shop their favorites in the Love Goodly e-commerce shop, and every purchase supports a cause.

The two founders started Love Goodly out their desire to help women switch to healthier products and conscious brands. he company doubled in revenue in the last year and recently reached profitability. We have grown to create:

- A robust, growing and loyal user community;

- A trusted subscription box;

- Exclusive partnerships with brands and on-going celebrity and influencer guest curators.

Pitch Deck



Healthier products, made easy.

February 2018

DOWNLOAD

Product & Service

The Problem

The average woman uses 168 chemicals in her personal care every day, and up to 60% of what we put on our skin gets absorbed into our bloodstream. Women want to use nontoxic, environmentally friendly, and cruelty-free beauty and wellness products. This is especially true among Millennials, many of whom are replacing their existing beauty products with nontoxic brands. They are also busy, lacking the time to research the best brands.The current market for these products is fragmented and overwhelming for consumers.

Our Solution

Our Products

Love Goodly is an e-commerce platform that makes it easy to discover nontoxic and cruelty-free products for beauty, skincare, wellness, and an eco-friendly lifestyle. Customers can try new brands through carefully curated bi-monthly subscriptions boxes and purchase their favorites at the Love Goodly e-commerce store.

- All products are vetted by the co-founders,who have been in the eco-friendly beauty industry a combined 15 years.
- Each box contains 4-5 full size products with a retail value of over $80. This includes at least three non-toxic beauty, skincare, and personal care products. It may also include a wellness, eco- or style accessory, or healthy snack.
- All products are cruelty free, which means no animal testing, and none have any animal by-products.

In addition, Love Goodly offers alternative subscription options. In late 2017, Love Goodly introduced a VIP subscription option for $47.95, which has grown to 100+ subscribers with limited marketing spend. The Company also offers higher priced gift or non-recurring boxes, for 1, 4, or 6 months. In the future, we plan to curate a private label skincare line with a top up-and-coming local brand founded by a celebrity aesthetician.

Initial Success

In the last year, the company doubled in revenue and continued growing a loyal community of followers. Love Goodly has established its brand as a leading subscription box by partnering with influencers and guest curator celebrities and garnering hundreds of millions of media impressions through reviews, mentions, and un-boxings. Through this growth, the Company has been able to increase its gross margins and many brands now approach us every week to be featured in the box.

Competitive Edge

Love Goodly's competitive advantages are:

- Trusted source for curation of eco-friendly, nontoxic, and cruelty-free products;
- Strong vendor partnerships including exclusive merchandise;
- Integrating and partnering with top influencers and guest curators for targeted reach and exposure;
- Extensive press coverage and reviews creating brand awareness;
- Providing a lifestyle platform for healthy living practices and educating women about causes;
- Leveraging the knowledge and connections of Love Goodly's advisors and founders.

As opposed to mainstream beauty boxes, Birchbox and Ipsy, which are focused on makeup, skincare, and hair care samples, Love Goodly focuses on full size products. Although those companies have large customer followings and early adoption, they have experienced backlash from consumers regarding their sample size products and uneven curation quality.

Likewise, Love Goodly differentiates itself from other eco and vegan subscription boxes (such as Petit Vour and Vegan Cuts), with its focus on full-size, higher value and lifestyle products; the use of guest curators and press coverage to drive awareness; and the inclusion of custom brand partnerships.

Business Model

Our business model is focused on selling subscription boxes with a growing gross margin and minimizing churn. The box's gross margin has grown over 50% since inception driven by our ability to command deeper discounts from brands and free products, as brands see the box as a marketing expense. The products in our boxes are currently all third party brands, including some exclusive products that brands create for our box. As the subscription volume grows, we anticipate the gross margin will continue to increase. All brands are carefully vetted to make sure they meet high standards before inclusion. The bimonthly box subscription is priced at $29.95.

Gallery



EDIT

LOVE GOODLY
rise
pukka
three mint
FOUNTAIN

Love Goodly products. **With Love Goodly it's easy to discover the best cruelty free and nontoxic beauty, skincare and wellness products.**

Media Mentions





































HUFF POST | Forbes | LA Times | ELLE

People | TRAVEL + LEISURE | InStyle | BuzzFeed

Inc. | Los Angeles Business Journal | mbg mindbodygreen | xojane

BUSTLE | YAHOO! | RACKED | teenVOGUE

BRIT + CO. | FOX NEWS .com

Team Story

Love Goodly was started to help women discover healthier products. Justine Lassoff and Katie Bogue Miller, experienced entrepreneurs, cofounded the company in 2015, and have a lean core team that has helped them reach over $325,000 in revenue in 2017.

Founders and Officers



Justine Lassoff
COFOUNDER

Justine is passionate about making a difference as a social entrepreneur and has been a founding team member of three startups. An experienced entrepreneur, she was cofounder and CEO of LovingEco, an eco-friendly fashion and beauty flash sales platform that was acquired a year after launch by a company backed by John Paul DeJoria.

With over 17 years of marketing experience, Justine was VP Marketing at FirstLook, an idealab!, Kleiner Perkins backed startup as well as Director of Marketing at Virgin Interactive and MGM Interactive. She has a Bachelor's degree from Stanford University. Justine was selected as Los Angeles Business Journal Women's Summit Finalist and named one of top 50 tech women in Los Angeles by Digital LA. As cofounder of TuesdayNights, a popular women's networking group, with sponsors including Google and Silicon Valley Bank, she has a large network of entrepreneurial women.

Justine is personally aware of the toxins in our environment and daily life, being a breast cancer survivor. Through Love Goodly she can help other women switch to healthier, nontoxic and cruelty free products.



Katie Bogue Miller
COFOUNDER

For Katie Love Goodly is the culmination of her passion and long experience in safe, gentle, and responsible goods. Katie was a founding team member and head of merchandising for LovingEco, a start-up for eco-friendly beauty and fashion which was acquired one year after launch. She developed relationships with hundreds of leading health-conscious and cruelty-free brands. Katie is a serial entrepreneur—her first start-up, Label Los Angeles, was one of the first online fashion boutiques.

After earning her BA from Gettysburg College, Katie received a graduate degree at the Fashion Institute of Design and Merchandising which led to her successful career in fashion, working with top brands, Free People and LF Stores.

Katie is a long-time vegan and an advocate for animals. Through Love Goodly, she is able to bring cruelty-free brands to the mainstream. Now that she is the mother of two young children, toxin-free personal care products are part of the safe environment she provides at home.

Key Team Members



Nicole Bugante

Ecommerce Manager

Notable Advisors & Investors



Third Wave Digital

Investor, Allen DeBevoise's early stage Venture Capital firm.



Ryan Williams

Advisor, CEO, Wonderment Apps



Erica Moore

Advisor, CFO, Goop



Seth Jacobs

Advisor, Talent Manager, Brillstein Entertainment Partners



Tyler Benner

Advisor, Founder, Venn Design. Former COO, Conscious Box



Melinda Moore

Advisor, President, Moore Media Ventures. Former CMO, Crowdfunder



Zachary Bogue

Advisor, Co-Managing Partner, Data Collective

Q&A with the Founder

Q: Please detail your product.

Love Goodly: Love Goodly is a subscription box that ships every other month that launched in August 2015. The box features four to five full sized products; heavy on skincare and beauty with either a wellness, food, or stylish accessory item mixed in to create what we call a lifestyle box. The box sells for $29.95 with the total retail value always over $75. We also have an e-commerce store that focuses on the brands and products that were featured in our box. We have some exclusive products and custom collaborations with specific brands for products not featured anywhere else. Everything in our box or our shop is without toxic chemicals, is cruelty free, and vegan.

Q: What is your item procurement process and box distribution?

Love Goodly: We purchase the products at a high discount, usually at cost or below cost, so well below wholesale. Occasionally we procure items for free as a marketing play for the brand to be exposed to our growing and very loyal audience. Love Goodly has a reputation as an authority in the nontoxic and cruelty free market so every brand that goes into our box adheres to our strict values and has been tested and vetted by us. We secure the brand / product for the box about 2-3 months out and pay upon shipping. We currently fulfill in house, with goods being delivered the 15 of the month prior to box shipping. Our box ships on the 5th of February, April, June, August, October, and December. We are in the process of switching to a fulfillment warehouse.

Q: What is your customer acquisition and sales strategy?

Love Goodly: Affiliate network, social media, unboxings with bloggers and influencers, press reviews and unboxings, email marketing and giveaways, guest curation by influencers, partnerships with other like-minded brands like Veestro and ThredUp. Our LTV ranges from $180 - $200.

Q: Please detail your plan and timeline for releasing your white-label line.

Love Goodly: We have the basic deal in place with the skincare brand - we just need the funding to re-package to start selling. Our partner is an LA based skincare company with a celebrity following. We anticipate launching in 2018.

Q: Do you have any Intellectual Property?

Love Goodly: The Love Goodly name and stacked logo are trademarked.

Q: Please detail your strategic partnerships.

Love Goodly: Cratejoy (technology platform and marketing partner); Remarq (PR firm); Shareasale (affiliate partner, have helped us grow our affiliate network to 500); our nonprofit partners including Farm Sanctuary, Beagle Freedom Project and Paw Works (we tap into their non-profit influencer network and their social media following); consumers brand partnerships such as Veestro, Bright Cellars, MyChelle, and ThredUp.

Q: Please detail your competitive advantages and barriers to entry.

Love Goodly: Advantages: Lifestyle box opposed to beauty box, full size compared to sample size, vegan, cruelty free, compared to not. Barriers to entry: we are able to see economies of scale as we have grown allowing us to negotiate lower priced COGS, lower priced shipping, etc.; existing strategic partnerships; repeat customers; profitable business; strong brand relationships including some exclusive products sold on our site; brand strength and awareness as a result of many 100's of positive product reviews and coverage through press, social and bloggers; backed by a top angel investor.

Q: What is your strategy to scale post-raise?

Love Goodly: We have an experienced customer acquisition expert based in the Bay Area lined up to help us scale primarily through Facebook advertising. Being close to other subscription boxes, we know this is the fastest way to grow. We will use the funds to do some initial 3-month tests after closing the raise, to optimize creative, target audience, and landing page. We will also test a new "essentials" offering - customers will be able to customize their selection of essential personal care as well as beauty and skincare items that we have curated and vetted. This includes the items and frequency of delivery. This is a unique offering in the competitive landscape. Additionally, we will hire a developer after closing to create this on our platform. The custom private label skincare line will be re-packaged and added to our platform.

Q: What do you view as your exit opportunity?

Love Goodly: Exit opportunities include merging with another subscription box company; growing and getting acquired by a like-minded consumer brand such as Thrive Market or Whole Foods (e.g., Dollar Shave Club by Unilever); being acquired by a wellness focused content site like Mind Body Green or Well + Good; merging with an e-commerce company that wants to start or grow their own subscription service.

Q: Please detail why 2016 revenue was coming solely from Merchandise Sales – Other for most of 2016?

Love Goodly: Until we had the CrateJoy reporting, there was no sales reporting that broke down what amounts were for boxes, shelf product and gift boxes. We have that with the CrateJoy reporting so we've been breaking it down since we've had the reporting available.

Q: Can you talk a bit about the fluctuations in your 2016 margins month over month?

Love Goodly: Since we are a bimonthly box, the renewal revenue, which is the largest portion of our revenue, happens every other month.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D – RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $750,000	US $750,000
Minimum investment	$20,000	US $500
Target minimum	US $100,000	US $100,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $6,000,000	US $6,000,000
Interest rate	5.0%	5.0%

Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by the closing date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by the closing date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised



● Inventory   ● Technology   ● Team and Operations
● Customer Acquisition

If Maximum Amount Is Raised



● Customer Acquisition   ● Team and Operations
● Technology   ● Inventory

Investor Perks

$500+:

- Complementary box;
- 15% off any shop purchase or additional box purchases;
- Exclusive Love Goodly tote bag.

$1000+:

- Complementary box;
- 15% off any shop purchase or additional box purchases;
- Exclusive Love Goodly T-shirt.

$5000+:

- Complementary box + one gift box;
- 15% off any shop purchase or additional box purchases;
- Exclusive Love Goodly T-shirt.

$10,000+:

- Complementary 6 month box subscription (3 boxes);
- Annual discount of 15% off any shop or additional box purchases;
- Concierge service to help with any shopping / returns;
- Exclusive Love Goodly T-shirt.

$25,000+:

- Complementary 6 month box subscription (3 boxes) plus one free 6 month box subscription gift;
- Annual discount of 20% off any shop or additional box purchases;
- Concierge service to help with any shopping / returns;
- Exclusive Love Goodly T-shirt.
- VIP invitation to all Love Goodly influencer and press events, e.g. upcoming event at PETA in April for Earth Month.

$50,000+:

- Complementary annual box subscription plus one free annual gift subscription gift;
- Annual discount of 25% off any shop or additional box purchases;
- Concierge service to help with any shopping / returns;
- Exclusive Love Goodly T-shirt.
- VIP invitation to all Love Goodly influencer and press events, e.g. upcoming event at PETA in April for Earth Month.

$100,000+:

- Complementary annual box subscription + 2 free annual subscription gifts;
- Annual discount of 30% off any shop or additional box purchases;
- Concierge service to help with any shopping / returns;
- Exclusive Love Goodly T-shirt.
- VIP invitation to all LOVE GOODLY influencer and press events, e.g. upcoming event at PETA in April for Earth Month;
- Experience an eco, cruelty free day with Love Goodly. Customized based on the investor - to include an organic facial by top celebrity esthetician, tour of office in the Arts District of downtown Los Angeles, goodie bag with $250+ of skincare and beauty products, lunch and drinks at top vegan restaurant Gracias Madre with cofounders. (Air fair / travel / transportation not included).

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Love Goodly's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-seed 1

Round Size	US $400,000
Close Date	Jun 21, 2015
Security Type	Convertible Note
Valuation Cap	US $4,000,000

Pre-seed 2

Round Size	US $35,000
Close Date	Aug 21, 2016
Security Type	Convertible Note
Valuation Cap	US $6,000,000

Pre-seed 3

Round Size	US $35,000
Close Date	Dec 1, 2016
Security Type	Convertible Note
Valuation Cap	US $6,000,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Love Goodly, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company operates an online retail store that sells beauty products, skincare products, wellness products, healthy snacks, personal care products, personal style accessories, and home accessories.

To date, the Company's operations have been funded primarily by debt, convertible debt, and revenue from sales. In 2015, and 2016, the Company issued a series of convertible notes for the purpose of raising operating capital ("the Notes"). The Notes accrue interest at the rate of 6% per annum. Upon the closing of a qualified financing event, the Notes will be revalued in a fashion that simulates conversion to preferred stock in the Company at a discount of 30% to the then current price per share of such shares of stock. Accrued and unpaid interest payable in connection with the Notes amounted to $63,900, and $36,600, as of December 31, 2017, and 2016, respectively. Future funding to finance its business strategy, operations, and growth is expected to be provided by funding raised in this Combined Offering, and through continued revenue.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an important element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $26,214 in cash on hand as of December 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

In addition to the proceeds from the Combined Offerings and revenue from subscribers, the Company relies on access to a revolving line of credit as a capital resource.

Capital Expenditures and Other Obligations

In 2017, the Company entered into a month-to-month operating lease for space to be used as an office, and for other business purposes. There are no future minimum payments due under the lease.

With respect to inventory, the Company carries inventory at historical cost. Management's experience suggests that losses due to obsolescence or spoilage are likely to be rare. Thus, no amount has been recognized in the statements as an allowance for worthless inventory.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape

Addressable Market

Love Goodly is part of the organic and natural beauty and personal care market (approximately 10% compounded annual growth rate), which was valued in excess of $12 billion in 2016. The total health and wellness market is much larger, with a total market size of $168 billion. The growth of the eco-friendly and subscription ecommerce markets has been growing with companies like The Honest Co. valued at $1.7B, Birchbox with a million followers and estimated $170 million/year, and the most recent acquisition of subscription ecommerce site Dollar Shave Club for $1 billion by Unilever.

Ecommerce continues to grow, increasing 15% in 2016. Ecommerce now represents 11.7% of total retail sales per the US Commerce Department. Along with the convenience that consumers require through ecommerce, there is the growing consumer need for products from sustainable companies. 72% of Millenials and 51% of Boomers are willing to pay extra for products that are from companies that contribute to social and environmental efforts. Additionally, organic beauty product sales are projected to increase by 74% by 2018. Key market drivers include the growth of the eco and subscription box market; ecommerce penetration; and the importance of cause marketing to Millenials and moms.

With the current administration, and its deregulation of the FDA, who already is very hands off on regulating beauty and skincare ingredients compared to the EU (only 11 banned ingredients in the US versus over 1500 in Europe), there will be an increasing need for curation to help consumers avoid toxins and potentially harmful chemicals.

Competition

Love Goodly boxes contain a mix of full-size, deluxe beauty, wellness and lifestyle products, it is the "eco" version of the popular boxes such as FabFitFun (backed by Upfront Ventures and NEA) and Must-Have PopSugar (owned by PopSugar, the content brand recently valued at $580M backed by Sequoia Capital, IVP and NBC).

The leader of mainstream beauty box samples is Ipsy, with 3 million subscribers followed by Birchbox, with 1 million subscribers with 35% of revenue from their ecommerce shop. Petit Vour, the eco version of Birchbox, is focused on vegan, nontoxic beauty samples. Their site is focused on selling standalone products along with their monthly box. Vegan Cuts is another subscription box company focused on the vegan and healthy market through its beauty and food boxes. Love Goodly differentiates from these mainstream beauty and lifestyle boxes with its mission to help women looking for a healthier lifestyle supporting the 12 values as listed on the website; as well as its focus on full-size, higher value and lifestyle products; the use of guest curators and press coverage to drive awareness; and the inclusion of custom brand partnerships.

Risks and Disclosures

The Company faces competition from other companies in the crowded beauty and women's lifestyle subscription box space. We face competition with respect to any products that we may seek to develop or commercialize in the future, including but not limited to companies that engage in the cosmetic subscription box business or are within the cosmetics space. Our competitors include major companies worldwide, such as Ipsy and Birchbox, as well as FabFitFun, which have already achieved a much larger scale. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Justine Lassoff and Katie Bogue Miller who are the founders and key employees of the Company. The Company has or intends to enter into employment agreements with Justine Lassoff and Katie Bogue Miller although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Justine Lassoff and Katie Bogue Miller or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that the Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company holds its own inventory for items shipping in its boxes. If the Company does not accurately estimate demand for its boxes, it may either not have enough product to meet demand or may be left with an excess of inventory. If the Company is unable to liquidate the inventory, the Company's expenses may be larger than expected and may prevent the Company from hitting its growth projections. In addition, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. This could result in significant inventory write offs and lower gross margins. If we do not correctly predict client demand and tastes well, we may not effectively manage our inventory and our operating results could be adversely affected.

We must successfully gauge cosmetic trends and changing consumer preferences. Our success is, in large part, dependent upon our ability to identify trends, predict and gauge the tastes of our clients and provide merchandise that satisfies client demand in a timely manner. However, lead times for many of our purchasing decisions may make it difficult for us to respond rapidly to new or changing trends or client acceptance of merchandise chosen by our merchandising buyers. We generally enter into purchase contracts in advance of anticipated sales and frequently before trends are confirmed by client purchases. To the extent we misjudge the market for the merchandise we offer or fail to execute on trends and deliver attractive merchandise to clients, our sales will decline and our operating results will be adversely affected.

Our business depends on a strong brand and we may not be able to maintain our brand and reputation. We believe that maintaining the Love Goodly brand and reputation is critical to driving client engagement and attracting clients and vendors. Building our brand will depend largely on our ability to continue to provide our clients with valued services and high quality merchandise, which we may not do successfully. Client complaints or negative publicity about our merchandise, delivery times, or client support, especially on social media platforms, could harm our reputation and diminish client use of our services, the trust that our clients place in us. Our brand depends in part on effective client support. Failure to manage or train our client support representatives properly or an inability to handle client complaints effectively could negatively affect our brand, reputation and operating results. If we fail to cost-effectively promote and maintain the Love Goodly brand, our business, financial condition and operating results may be adversely affected.

In particular, we currently rely upon influencers to drive user growth. If we lose influencers, are unable to acquire new influencers, or become unable to find other sources of customer acquisition, the Company may not be able to sustain its growth.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our offering and adversely affect our operating results. An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state retailers. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments of sales tax collection obligations on out-of-state retailers could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and operating results.

The Company sees large fluctuations in month-to-month revenue. Because the Company releases a bimonthly subscription box, the Company sees significant dips and rises in revenue and profitability each month. This fluctuation in revenue may present cash flow management issues for the Company. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during lower revenue months. An excess of inventory or unanticipated markdowns could exacerbate this issue.

The Company has not filed a Form D for its prior securities offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Subscription box companies often have a difficult time exiting. Many subscription box companies have been unsuccessful in finding acquirers or other exit avenues because the e-commerce market is a crowded space and businesses with subscription models tend to experience a high level of customer churn. In addition, lackluster customer retention and unpredictable revenue forecasts can further decrease a Company's attractiveness to potential investors or acquirers. These factors may impact the Company's ability creating a liquidity event for investors.

Justine Lassoff and Katie Bogue Miller, the Co-Founders of Love Goodly, currently do not have an employment agreement in place. Employment agreements typically provide protections to the Company in the event of an employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Justine or Katie were to leave Love Goodly, the Company might not have any ability to prevent her direct competition, or have any legal right to intellectual property created during her employment. There is no guarantee, however, that such an agreement will be entered into.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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EXHIBIT D
Investor Deck


LOVE
GOODLY

LOVE GOODLY®

Healthier products, made easy.

February 2018



Disclaimer

This presentation contains offering materials prepared solely by Love Goodly without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



The rise of the eco-friendly consumer.

75% of consumers are now more likely to buy a product or service if the company is making an effort to be sustainable.

73% of millennial women in the United States seek out cleaner, all-natural products.



69% of consumers are willing to pay more for products made from natural and/or organic ingredients.



Source: The Nielsen Company, SolarCity

The eco-friendly + subscription revolution is here.

Eco-friendly Movement



Honest Co valued at $1.7 billion at last investment



Subscription Economy



Dollar Shave Club acquired by Unilever for $1 billion

Consumers now expect healthier, eco-friendly products.



Sustainable & Eco-Friendly



Natural & Healthy



Quality Ingredients



Socially Conscious Brands



Trustworthy Companies



Non-toxic/Cruelty-free



Finding healthier products shouldn't be this hard.

Women want to replace their beauty routine but do not know what products are safe, and where to buy them.



Online Searches

People search google trying to find safe products but information is scarce and untrustworthy.

Check Labels

Vague product labels with misleading claims make it difficult to know what's safe.

Ask Friends

Most resort to asking friends but this leads to limited discovery of new, interesting products.

With LOVE GOODLY, finding natural & organic products is easy & fun.

Finding healthier products is now easy: simply choose from our subscription boxes and receive non-toxic, cruelty free products, delivered to your door.





Subscribe

Each box contains a mix of high quality, full-size nontoxic beauty, skincare and wellness products.





Discover

Discover new socially conscious products that are better for you, shipped to your door, every other month.



Make A Difference

Impact change while you shop as every purchase made supports a good cause such as Farm Sanctuary.



We ship natural & organic personal products in curated packs...


YOU & OIL
AC • FIG • MA
ACAI FIG MARULA
ANTIOXIDANTS COMPLEX
30 ml
100% BIOACTIVE
CALM
facial bar
LOVE
GOODLY
Unifal
Eco. Natural. Healthy. No Animals Harmed.
Curated with Love.



...to those that buy natural & organic.

54% of women in the United States believe it's important their skin care products are all natural.



Women in the United States spend **$5.7 billion** on natural beauty products annually.



Online Shopping, $349B

$5.7B

Organic, Wellness, $31B

Source: Green Beauty Barometer, Kline's Natural Personal Care Global Series Report, Statista, Transparency Market Research

We make it easy for customers to buy...

Essentials Box

$80+ total box value of full size curated beauty & skincare products + more with free US shipping.

$29.95
BI-MONTHLY
SUBSCRIPTION

VIP Box

Everything in Essentials box + extra full size product worth $35+ with free US shipping.

$47.95
BI-MONTHLY
SUBSCRIPTION

Online Store

A curated selection of beauty, skincare and wellness products for purchase with a great customer experience.



...healthier products for a healthier life.



Curated Products

We carefully select brands and products to align with our mission of helping women discover healthier products. The products we curate in our boxes and shop are cruelty free, non-toxic, and vegan.

Cruelty Free

Fair Trade

Made in USA

Non-GMO

Non-Toxic

Sustainable

Gluten Free

Organic

Vegan

Hand Made

Recycled

Charity



And it's working.

A fast growing customer base built around a movement of shared health and wellness values.



2,000+
UNIT BOXES,
LAST BOX SHIPPED

Almost every subscription box sold out, with fast growing demand and low churn.



100%+
REVENUE GROWTH

We doubled revenue from 2016 to 2017 and we're profitable.

Our customers love us.

We regularly collect customer feedback and our satisfaction scores exceed the industry average.

"I absolutely love their products! I would definitely recommend trying their subscription box!"

- Amanda R.

"I love this box. The price of the box is a complete steal for what you get!"

- Jillian K.



4.9 out of 5 stars

As featured in:

People

The Hollywood Reporter

US WEEKLY

mbg mindbodygreen

TRAVEL + LEISURE

BUSTLE

Forbes

Los Angeles Times

WELL + GOOD

KTLA 5

HUFFPOST

ELLE

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Driven by a passionate, socially conscious community.

A growing community around a movement for healthier, nontoxic, cruelty-free lifestyle.

Influencer Unboxings
Blogs, YouTube, Facebook

Instagram Posts
Building a Trusted Community

Supporting Causes
Cancer Survivors/FarmSanctuary

Positive Influencers
Supporting those promoting vegan & organic.



lil_henstridge
19,802 likes



fcancernow
THANK YOU!
117 likes



camillabelle
1,488 likes



shoplovegoodly
Factory Place Arts Complex
175 likes



shoplovegoodly
Zinc Los Angeles
VEGAN CLUB
142 likes



mollybsims
356 likes



shoplovegoodly
Farm Sanctuary's Animal Acres
FARM SANCTUARY FS
JIMMY THE SNOUT
Jimmy is just one of the many animals given a second chance at Farm Sanctuary.
135 likes



imfrontofapple
3,445 likes



Promoted by influential guest curators.

Sustained growth through guest curators, social media, affiliates, and press/blogger coverage.



aliciasilverstone

Hundreds
Press/Blogger Articles



shoplovegoodly
Beverly Wilshire Beverly Hills... ⌄

Millions
Impressions



shoplovegoodly
Beverly Wilshire Beverly Hills... ⌄

Sold Out
Almost Every Subscription Box



Profitable, fast growing customer base, with little marketing spend.

We offer bi-monthly subscription boxes starting at $29.95 and a range of natural and organic products for purchase in our online store.



Packaging 4%

Processing 6%

Shipping 15%

COGS 37%

Contribution 39%

$

39% margin with costs decreasing as we leverage growing role as an industry leader to negotiate products at/below cost.



$180
LIFETIME VALUE

9% churn with 11 month average customer lifetime.

Competition


Eco, Healthy, Natural
Mainstream
Vegan Cuts
PETIT VOUR
BE BOLD BE KIND
naturebox
Urthbox
LOVE GOODLY
BIRCHBOX
ipsy
GLOSSYBOX
fff fabfitfun
POPSUGAR MUST HAVE
Other Boxes
In Unrelated Verticals
Lifestyle Boxes
Beauty, Wellness, Style

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

17

Management Team

We have an exceptional team spanning subscription e-commerce and marketing with a previous exit in eco vertical.



Katie Bogue Miller

Cofounder

Cofounder, Label Los Angeles; Director Merchandising/Founding Team, LovingEco (acquired by JP Selects); 12 year's merchandising & e-commerce experience. Gettysburg College; FIDM.



Justine Lassoff

Cofounder

Cofounder & CEO, LovingEco (acq. by JP Selects); VP Marketing, FirstLook; Cofounder, Tuesdaynights (women's networking); Founding Team, Causora (cause marketing). Stanford University.



Ryan Williams

Consulting Technical Lead

Partner and Cofounder, Wonderment Apps. Product Manager / Marketing including Baseline, Burstly, Apple, Avenue K.



Tyler Benner

Consulting COO

COO Conscious Box (4MM products to customers); Technology Strategy, Peregrine Semiconductor; Founder, Insta Archery.

Advisors

Erica Moore,
Goop

Seth Jacobs,
Brillstein Entertainment

Melinda Moore,
Moore Media Ventures

Zachary Bogue,
Data Collective VC

Rachel Sarnoff,
5Gyres

Austreberto DeHaro,
Pointe B

















"Veterans of the wellness space" - Forbes



Timeline

Pre-Seed Funding
Jun 2015

Launched
Aug 2015

100% Revenue Growth
2016 to 2017

$23K Net Income
Nov 2017

$328K
2017 Revenue

2015

2016

2017

2018

2019

Platform

Subscription Boxes

Online Store

Guest Curators

Private Label Products

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Raising seed funding for growth.

Follow on seed capital to fund customer acquisition and scale growth.



$470K
PREVIOUSLY
RAISED

Previous Investments

$470K Pre-Seed Round

THIRD WAVE DIGITAL

(Allen DeBevoise)



Customer
Acquisition
50%

Technology
20%

Team &
Ops.
15%

Inventory
15%

Use of Funds

Customer Acquisition,

Technology Platform,

Team Members + Operations,

Inventory



Goals

Scale Growth (Facebook Ads)

Influencers & Partnerships

Increase Average Order Value

Develop Rewards Referral Program

Grow Email List

LOVE
GOODLY

Helping women live healthier lives.



EXHIBIT E
Video Transcript

EXHIBIT E – Video Transcript

[Different voices]
I choose toxin-free to live longer.
Good people made sacrifices so I could choose to live toxin free.
To make a healthier planet.
To vote with my dollars.
I choose natural to support conscious living.
For the health of my family.
For a healthier lifestyle.
For the compassion of all beings.
For my future.
Many products contain toxic chemicals that can be harmful and are known to cause illnesses.
We wanted to start something that makes a difference.
That helps people make healthier choices.

Love Goodly does the research so you can make better choices.
We find the best, healthiest, and stylish and we deliver to you in trial or subscription boxes.
Choose products that are better for you. Discover non-toxic skincare and beauty, healthy snacks, wellness products, and sustainable style.
Everyone here is passionate about making healthier, safer, choices; supporting better conscious companies; and making a difference.
With each purchase, we support a cause from Farm Sanctuary, supporting compassionate living, to fuck cancer, supporting early detection.

We support fair trade so our producers are happy. Cruelty-free and vegan so no animals are ever harmed.
Sign up for a Love Goodly trial box or treat yourself and subscribe for a full year.
Enjoy the surprise with each box, curated with love, delivered to you.